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TASEKO MINES LIMITED ANNOUNCES PRICING OF SENIOR NOTES OFFERING

April 12, 2011, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) (“Taseko”) announced that on April 12, 2011 it priced its previously announced public offering of US$200,000,000 aggregate principal amount of senior notes due 2019 (the “Notes”). The Notes will bear interest at an annual rate of 7.75% . The transaction is expected to close on or about April 15, 2011. Taseko intends to use the net proceeds from the offering of the Notes to fund Gibraltar Development Plan 3, with any remainder to be used for general corporate purposes. The actual terms of the Notes will not be determined until completion of the offering and will be announced at that time.

Barclays Capital Inc. is acting as sole book-running manager for the offering. BMO Capital Markets Corp. and TD Securities (USA) LLC are acting as co-managers for the offering.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the Notes will be made exclusively by means of a prospectus supplement and accompanying prospectus.

Copies of the prospectus supplement and accompanying prospectus relating to the offering may be obtained for free by visiting the SEC website at http://www.sec.gov or, in Canada, by visiting www.sedar.com. Alternatively, the prospectus supplement may be obtained by contacting Barclays Capital Inc., or, in Canada, Barclays Capital Canada Inc., in each case, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, barclaysprospectus@broadridge.com, toll free: (888) 603-5847.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including those that address the consummation of the offering, are forward-looking statements. For more information on the Taseko, investors should review Taseko’s annual Form 40-F filing with the SEC or Taseko’s equivalent home jurisdiction filings at www.sedar.com.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com